September 16, 2005

VIA EDGAR SUBMISSION AND COURIER

Re:	Nortel Inversora S.A. Form 20-F for the Fiscal Year Ended December 31, 2004
Filed on June 29, 2005 (File No. 1-14270)

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated August 18, 2005 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “20-F”) of Nortel Inversora S.A. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 16, as set forth in the Comment Letter.

Results of Operations, page 44

Revenues from Wireless Telecommunications Service Business Segment, page 47

1.	We note your presentation of “average revenue per user”. Since we cannot exactly recalculate the measure based on the information disclosed in the filing, in future filings please provide additional disclosure regarding how the measure is calculated and consider disclosing each of components used in the calculation of the measure within the filing.

In response to the Staff’s comment, we inform the Staff that we will provide additional disclosure regarding how this measure is calculated in future filings.

Mr. Larry Spirgel	September 16, 2005

Other Operating and Maintenance Expenses, page 50

2.	When you attribute changes in significant items to more than one factor or element, break down and quantify the separate impact of each factor or element. See Financial Reporting Codification 501.04 and 501.05.

We agree with the Staff’s comment. In future filings, we will provide disclosure discussing and quantifying the contribution of each material factor or element to changes in Other Operating and Maintenance Expenses as required by Financial Reporting Codification 501.04 and 501.05.

Additionally, in future filings, we will break down the item “Other Operating and Maintenance Expenses” in separate lines to disclose each material factor or element, in order to aid a comprehensive discussion and to reduce the amount of expenses categorized as “other”.

Net Loss/Income, page 51

3.	We note on page F-39 that net income is your segment measure of profit and loss. However your discussion of net income is brief and does not provide a detailed discussion based on segments. Please expand your discussion to include a detailed analysis of segment results that provides a transparent view of how management assesses and analyzes net income.

In response to the Staff’s comment, we inform the Staff that we will provide a comprehensive discussion of profit and loss by segment in future filings.

3. Preparation of financial statements

(d) Use of estimates, page F-10

4.	We refer to your statement that the accompanying consolidated financial statements were prepared assuming: i) a favorable outcome to the tariff renegotiation process mentioned in Note 2.c) and ii) the successful outcome of financial restructuring described in Note 8. In this regard we did not see a U.S.GAAP reconciliation given effect to your statement above. As such:

•	With regard to the debt restructuring, tell us specifically the debt restructuring you are referring to in Note 8. If you are referring to the in-process restructuring debt referred to in Note 8.3 tell us how you considered U.S.GAAP, particularly address paragraph 17 of SFAS 5.

•	With regard to the favorable outcome to the tariff renegotiation, given that you state on page F-8 that as of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation process, including, but not limited to, the renegotiation of tariffs, tell us how you considered U.S.GAAP, particularly address paragraph 17 of SFAS 5.

Mr. Larry Spirgel	September 16, 2005

In response to the Staff’s comment, we advise the Staff that our reference to the assumptions referred to in your comment was intended only to indicate that our consolidated financial statements have been prepared on the assumption that the Company is a going concern and will continue in operation for the foreseeable future.

Argentine GAAP provides similar criteria than those stated in paragraph 17 of SFAS 5 regarding gain contingencies. Following this guidance, we did not recognize in the accounts as of December 31, 2004 any effect for the potential successful outcome of the mentioned financial restructuring or potential favorable outcome of the tariff renegotiation process under Argentine GAAP. Therefore, no U.S.GAAP reconciling item was identified in this regards.

Additionally, and in response to the Staff’s comment, we note that by “debt restructuring described in Note 8” we referred to the in-process restructuring debt, as mentioned in the second paragraph of Note 8.3 to our consolidated financial statements, “…the only in-process debt restructuring indebtedness of the Telecom Group is the one pertaining to Telecom Argentina. As of December 31, 2004, the in-process restructuring debt aggregated $9,418…”.

In future filings, in response to the Staff’s comment we will clarify the text regarding our assumptions in order to avoid misleading interpretations and, if any, provide the required disclosure of contingencies that may result in gains.

4. Summary of significant accounting policies

(b) Revenue recognition, page F-11

5.	We note your statement that reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life of those customers who are assessed a reconnection fee. Tell us why you believe that you do not need to include a reconciling item to US GAAP with regard to the accounting of these reconnection fees.

Under Argentine GAAP, there are no specific standards for the revenue recognition of reconnection fees. However, in the absence of specific standards, Argentine GAAP permits the Company to adopt the accounting principles applicable in foreign capital markets in which its securities are listed. Following this guidance, in accounting for reconnection fees for Argentine GAAP purposes we adopted the provisions of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and, consequently, no reconciling item to U.S.GAAP was disclosed with regard to these reconnection fees as of December 31, 2004.

Mr. Larry Spirgel	September 16, 2005

In certain circumstances, the Company discontinues providing fixed-line services to customers when outstanding invoices are not paid. After all conditions for resuming service are fulfilled, the Company reconnects the customer and resumes the open-ended fixed line service upon receipt of a reconnection fee.

The Company evaluated these transactions and determined that two separate deliverables under EITF 00-21 exist, reconnection fee revenue and service revenue. However, the reconnection fee is not considered to be a separate unit of accounting under paragraph 9 of EITF 00-21 since it is not sold separately, that is, without being tied to the new service contract entered into with the incumbent customer and, therefore, it does not have standalone value. Consequently, the reconnection fee is grouped together with the undelivered item in the agreement - service contract - as per Paragraph 10 of EITF 00-21 into one single unit of accounting.

Based on our analysis detailed above, in accordance with EITF 00-21, we believe that the reconnection fee revenue should be deferred and recognized ratably over the average life of our customers.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions, page F-13

6.	We note your statement that certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. We also note your statement on page F-52 which states that the carrying value for your accounts receivables and accounts payables approximates fair value. These two statements appear to contradict each other, please clarify.

In response to the Staff’s comment, we inform the Staff that due to the short term nature of these accounts receivables and payables and no significant changes in interest rates, the two statements included in our financial statements are not contradictory.

5. Breakdown of the main accounts

(n) Other expenses, net, page F-21

7.	Tell us what $59 million in termination benefits relates to and how you account for it in accordance with U.S.GAAP. If these termination benefits relate to exit and disposal activity as defined by paragraph 2 of SFAS 146, provide us and disclose in future filings all information required be paragraph 20 of SFAS 146.

Mr. Larry Spirgel	September 16, 2005

In response to the Staff’s comment, we advise the Staff that the termination benefits included within the $59 million are not associated with an exit and disposal activity, as defined by paragraph 2 of SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”. Therefore, we believe that the disclosure required by paragraph 20 of SFAS 146 is not applicable to the Company.

Additionally, we advise the Staff that the $59 million included as a termination benefit in other expenses, net, on page F-21 relates to: (i) severance payments incurred in the ordinary course of business and (ii) special termination benefits paid to employees who voluntarily leave the Company under offers made by the Company in the ordinary course of business. As discussed in Note 16.II.j) to our consolidated financial statements, severance payments are expensed as incurred. A liability for special termination benefits is recorded and a loss recognized in the period the employees irrevocably accept the offer and the amount of the termination liability is reasonably estimable. The cost of the termination benefits is determined by the amount of the lump-sum payments or the present value of expected future payments, as appropriate. The Company believes that this accounting treatment is in accordance with SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”.

As mentioned in Note 16.II.g) to our consolidated financial statements, this non-operating expense under Argentine GAAP was classified as operating expense under U.S.GAAP.

8.	We note that you recorded $24 million of provisions for contingencies. We also note on page F-37 that you are a party of several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of business and you have established reserves for an aggregate amount of $244 million to cover potential losses under these claims. In this regard, tell us in detail and disclosure in future filings the nature of these reserves as per paragraph 8-10 of SFAS 5.

In response to the Staff’s comment, we inform the Staff that the Company has recorded reserves for loss contingencies and claims which are probable and can be reasonably estimated, as stated in paragraph 8 of SFAS 5 “Accounting for Contingencies” (“SFAS 5”). In Note 12.d) to the consolidated financial statements we also include a description of other significant contingencies for which reserves have not been established.

Mr. Larry Spirgel	September 16, 2005

As of December 31, 2004, the Company had $14 million of current provision for commercial agents’ commissions and, additionally, $230 million of provision for contingencies. The provision for contingencies for the year ended December 31, 2004 included in “Other expenses, net”, as well as the associated reserves as of such date, are as follows:

	In millions of Argentine Pesos
	For the year ended December 31, 2004	As of December 31, 2004
	(Gain) / Loss
Civil and commercial	16	98
Tax	2	56
Labor	8	52
Regulatory	(2)	24

Total	24	230

In response to the Staff’s comment, we advise the Staff that we will revise in detail Note 12.d) “Contingencies” to our consolidated financial statements to comply in future filings with the disclosure requirements related to the nature of the Company’s reserves, as required by paragraphs 9 and 10 of SFAS 5.

7. Related party transactions, page F-23

9.	We refer to your footnote (e) which states that “the Telecom Group had between 10% and 25% of the capital stock in such companies.” Tell us if you still own this stock and if so, how you are accounting for this investment under Argentine and U.S.GAAP.

In response to the Staff’s comment, we advise the Staff that we had a 25% equity interest in Multibrand and a 10% equity interest in Latin American Nautilus until we sold them in 2003. Therefore, as of December 31, 2004, such investments are no longer reflected in our accounts.

8. Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt, page F-24

10.	Tell us in detail what is included in the $376 million gain on debt restructuring. Tell us how you accounted for this under U.S.GAAP.

In response to the Staff’s comment, we advise the Staff that during the year ended December 31, 2003, the Company repurchased of a portion of its consolidated debt pursuant to a cash tender offer, recording a net gain of $376 million in a separate line item “Gain on debt restructuring” in the consolidated

Mr. Larry Spirgel	September 16, 2005

statement of income. As a result of this tender offer, the Company purchased certain outstanding debt with a face value of approximately US$292 million, for a total purchase price of approximately US$161 million.

As indicated in Note 8.1 to our consolidated financial statements, the net gain on repurchase of debt recognized under Argentine GAAP for the year ended December 31, 2003 comprises the following:

In millions of Argentine Pesos
Discount on principal	361
Discount on accrued and penalty interest	49
Reversal of capitalized foreign currency exchange differences	(21)
Other related expenses	(13)

Total net gain on repurchase of debt	376

Under both Argentine GAAP and U.S.GAAP, the repurchase of debt in 2003 was accounted for as a transfer of assets in full settlement of the loan tendered and, therefore, no difference in the accounting treatment exists between Argentine GAAP and U.S. GAAP.

Additionally, we advise the Staff that the $21 million loss related to the capitalized foreign currency exchange differences included in the determination of the total net gain on repurchase of debt under Argentine GAAP was reversed under US GAAP as the capitalization of these foreign currency exchange differences is already reconciled to U.S.GAAP under the caption “Capitalization of foreign currency exchange differences”. See Note 16.I.d) to our consolidated financial statements.

16. Differences between Argentine GAAP and U.S.GAAP

i) Cash flows statement classification differences, page F-58

11.	Notwithstanding your disclosures about the classification differences, in future filings, you should include statements of cash flows in accordance with U.S.GAAP or a reconciliation of the major classifications of the statement of cash flows under U.S.GAAP.

We agree with the Staff’s comment. In future filings, we will supplementarily provide condensed statements of cash flows prepared in accordance with U.S.GAAP to confirm the adequacy of the disclosure of classification differences.

Mr. Larry Spirgel	September 16, 2005

m) Other comprehensive income, page F-59

12.	Tell us why you did not record foreign currency translation for the year ended December 31, 2004.

In response to the Staff’s comment, we advise the Staff that we have recorded foreign currency translation during the year ended December 31, 2004. However, as this effect was less than $1 million, it is not disclosed in our financial statements due to rounding.

Item 15. Controls and Procedures, page 93

Evaluation of disclosure controls and procedures, page 93

13.	We refer to your statement that “the Company’s General Manager and Sole Officer, after evaluating the effectiveness of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rules 13a-14(c) and 15-d-14(c)).” Please be advised that “disclosure controls and procedures” is defined in Exchange Act Rules 13a-15(e) and 15d-15(e), not Rules 13(a)-14(c) and 15d-14(c). Please confirm to us that you used the definition in Exchange Act Rules 13a-15(e) and 15d-15(e).

We confirm that we used the definition of ‘disclosure controls and procedures’ as provided by Exchange Act Rules 13a-15(e) and 15d-15(e). We will correct this reference in future filings.

14.	The conclusions of management regarding the effectiveness of your disclosure controls and procedures appears to be based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Securities Exchange Act of 1934. As described, however, the evaluation does not fully conform to the definition in the rule. Specifically, the description does not indicate that your disclosure controls and procedures are designed to ensure that information is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms or that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise your future filings accordingly. Alternatively, you may simply state that your principle executive officer and principle financial officer concluded on the applicable dates that the Company’s disclosure controls and procedures were effective.

We confirm that our disclosure controls and procedures are designed to ensure that information is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that the information is accumulated and communicated to management, including our General Manager and Sole Officer (who acts as both the principal executive and

Mr. Larry Spirgel	September 16, 2005

financial officer), as appropriate to allow timely decisions regarding required disclosure. In future filings, we will conform our discussion about the effectiveness of our disclosure controls and procedures to the definition in Exchange Act Rule 13a-15(e).

Change in internal controls, page 93

15.	We note your disclosure that “[t]here have been no significant changes in the Company’s internal controls.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation that occurred during the period covered by your report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during the period covered by this 20-F that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

We confirm that there was no change in our internal control over financial reporting that occurred during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In future filings, we will provide the disclosure required by Item 308(c) of Regulation S-K.

Exhibits

16.	We note that you only provide certifications signed by your General Manager and Sole Officer. Please tell us in your response letter whether this individual also acts as the principal executive officer and principal financial officer. If so, in future filings provide titles underneath the signature that indicates the individual acts as both the principal executive officer and principal financial officer. You should also indicate this fact in the signature section of your 20-F. Otherwise, please tell us who does act as the principal financial officer.

Our General Manager and Sole Officer acts as both the principal executive officer and principal financial officer. In future filings, we will indicate that this officer acts as both principal executive officer and principal financial officer and conform the titles beneath the signature in the manner indicated.

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel	September 16, 2005

We are grateful for the Staff’s assistance in this matter. A representative of the Company will call you after this filing has been made to discuss any concerns you may have. Please do not hesitate to call me (at 011-541-14-968-3631) with comments or questions. Alternatively, please feel free to contact Julia Cowles (44-20-7418-1336) of Davis Polk & Wardwell, the Company’s counsel.

Very truly yours,

/s/ José Gustavo Pozzi José Gustavo Pozzi General Manager and Sole Officer (Principal Executive Officer and Principal Financial Officer)

cc:	Julia K. Cowles

Davis Polk & Wardwell